July 23, 2010

Melissa Hauber

Senior Staff Accountant

Division of Corporate Finance

US Securities and Exchange Commission

Washington, D.C. 20549

Re:	Millicom International Cellular S.A.
Form 20-F for fiscal year ended December 31, 2009
Filed March 5, 2010
Your File No. 0-22828

Dear Ms. Hauber:

Millicom International Cellular S.A. acknowledges receipt of the letter dated July 8, 2010 from Assistant Director Larry Spirgel to Francois-Xavier Roger, Millicom’s Chief Financial Officer. Mr. Spirgel’s letter was received in our office on July 20, 2010.

As we discussed earlier this week, Millicom asked for additional time to prepare a response to the letter and you agreed to Millicom’s time to respond to the letter to August 18, 2010.

If you have any questions or comments, please call me at (954) 260-1903.

Sincerely yours,

/s/ Neil Taylor
Neil Taylor
General Counsel
Millicom International Cellular S.A.

MILLICOM INTERNATIONAL CELLULAR S.A.

15, rue Léon Laval, L-3372 Leudelange (Grand-Duché de Luxembourg)

Tel: +352 27 759 101, Fax: +352 27 759 359

RC B40630